UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Nerdy Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
64081V109
(CUSIP Number)
September 20, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d‑1(b)
☐	Rule 13d‑1(c)
☒	Rule 13d‑1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: DAVIS VT LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) Sole Voting Power: 5,097,262
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 4,860,543
(8) Shared Dispositive Power: 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,097,262
(10)	Check Box if the Aggregate Amount in Row (19) Excludes Certain Shares: Not Applicable
(11)	Percent of Class Represented by Amount in Row (11): 5.73%
(12)	Type of Reporting Person (See Instructions): OO

ITEM 1.
(a)NAME OF ISSUER:
Nerdy Inc. (the “Issuer”).
(b)ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
101 S. Hanley Rd., Suite 300, St. Louis, MO 63105.
ITEM 2.
(a)NAME OF PERSON FILING:
This statement is filed on behalf of Davis VT LLC (the “Reporting Person”).
(b)ADDRESS OF PRINCIPAL BUSINESS OFFICE:
The business address of the Reporting Person is 10 Brentmoor Park, Clayton MO 63105.
(c)CITIZENSHIP OF REPORTING PERSON IS:
The Reporting Person is a citizen of the United States.
(d)TITLE OF CLASS OF SECURITIES:
Class A common stock, par value $0.0001 per share (the “Class A Common Stock”).
(a)CUSIP NUMBER:
64081V109
ITEM 3.
Not applicable.
ITEM 4. OWNERSHIP.
The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 83,912,796 shares of Class A Common Stock outstanding, as provided by the Issuer. The information below assumes the conversion of the Class B common stock, par value $0.001 per share, including earnout shares, (the “Class B Common Stock”), as well as shares issuable upon the exercise of the warrants to purchase Class B Common Stock held by the Reporting Person, into shares of Class A Common Stock of the Issuer on a one-to-one basis.
(a)Amount beneficially owned:
The Reporting Person is deemed to be the beneficial owner of 5,097,262 shares of Class A Common Stock, which includes: (i) 4,715,881 shares of Class A Common Stock issuable upon conversion of 4,715,881 shares of Class B Common Stock held of record by the Reporting Person; (ii) 144,662 shares of Class A Common Stock issuable upon conversion of the 144,622 shares of Class B Common Stock subject to the 144,662 Class B warrants held by the Reporting Person; and (iii) 236,719 earnout shares, subject to forfeiture, held by the Reporting Person.
(b)Percent of class: 5.73%
(c)Number of shares as to which the person has:
(i)Sole power to vote or direct the vote: 5,097,262
(ii)Shared power to vote: 0
(iii)Sole power to dispose or direct the disposition of: 4,860,543
(iv)Shared power to dispose or direct the disposition of: 0
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
ITEM 10. CERTIFICATION.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

DAVIS VT LLC

Date: February 22, 2022	By:	/s/ David Karandish
Name: David Karandish
Title: Managing Member
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